UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 12)

Seattle Genetics, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

812578102
(CUSIP Number)

Alexandra A. Toohey Chief Financial Officer Baker Bros. Advisors LP 667 Madison Avenue, 21st Floor New York, NY 10065 (212) 339-5690
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 9, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 13 Pages

SCHEDULE 13D

CUSIP No. 812578102	Page 2 of 13 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Baker Bros. Advisors LP 13-4093645
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 25,086,092 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 25,086,092 (1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,086,092 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.2%(2)
14		TYPE OF REPORTING PERSON (See Instructions) IA, PN

(1) Includes 111,250 shares of the Issuer’s common stock underlying 111,250 options directly held, 10,000 common shares directly held, received as a result of the exercise of options to purchase common stock of the Issuer, and 3,500 shares of common stock directly held, received as a result of the vesting of restricted stock.

(2) Based on 123,891,580 shares of the Issuer’s common stock outstanding as of November 4, 2014, as reported in the Issuer’s 10-Q filed with the SEC on November 7, 2014.

Page 2 of 13 Pages

SCHEDULE 13D

CUSIP No. 812578102	Page 3 of 13 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Baker Bros. Advisors (GP) LLC 46-3147749
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 25,086,092 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 25,086,092 (1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,086,092 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.2%(2)
14		TYPE OF REPORTING PERSON (See Instructions) HC, OO

(1) Includes 111,250 shares of the Issuer’s common stock underlying 111,250 options directly held, 10,000 common shares directly held, received as a result of the exercise of options to purchase common stock of the Issuer, and 3,500 shares of common stock directly held, received as a result of the vesting of restricted stock.

(2) Based on 123,891,580 shares of the Issuer’s common stock outstanding as of November 4, 2014, as reported in the Issuer’s 10-Q filed with the SEC on November 7, 2014.

Page 3 of 13 Pages

SCHEDULE 13D

CUSIP No. 812578102	Page 4 of 13 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Julian C. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 25,224,517 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 25,224,517 (1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,224,517 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.3%(2)
14		TYPE OF REPORTING PERSON (See Instructions) IN, HC

(1) Includes 111,250 shares of the Issuer’s common stock underlying 111,250 options directly held, 10,000 common shares directly held, received as a result of the exercise of options to purchase common stock of the Issuer, and 3,500 shares of common stock directly held, received as a result of the vesting of restricted stock.

(2) Based on 123,891,580 shares of the Issuer’s common stock outstanding as of November 4, 2014, as reported in the Issuer’s 10-Q filed with the SEC on November 7, 2014.

Page 4 of 13 Pages

SCHEDULE 13D

CUSIP No. 812578102	Page 5 of 13 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Felix J. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 25,224,524 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 25,224,524 (1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,224,524 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.3% (2)
14		TYPE OF REPORTING PERSON (See Instructions) IN, HC

(1) Includes 111,250 shares of the Issuer’s common stock underlying 111,250 options directly held, 10,000 common shares directly held, received as a result of the exercise of options to purchase common stock of the Issuer, and 3,500 shares of common stock directly held, received as a result of the vesting of restricted stock.

(2) Based on 123,891,580 shares of the Issuer’s common stock outstanding as of November 4, 2014, as reported in the Issuer’s 10-Q filed with the SEC on November 7, 2014.

Page 5 of 13 Pages

SCHEDULE 13D

CUSIP No. 812578102	Page 6 of 13 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS FBB2, LLC 45-5474130
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,243
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 18,243
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,243
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (1)
14		TYPE OF REPORTING PERSON (See Instructions) OO

(1) The percentage of ownership is less than 0.1%.

(2) Based on 123,891,580 shares of the Issuer’s common stock outstanding as of November 4, 2014, as reported in the Issuer’s 10-Q filed with the SEC on November 7, 2014.

Page 6 of 13 Pages

SCHEDULE 13D

CUSIP No. 812578102	Page 7 of 13 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS FBB3 LLC 47-2301662
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,678
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,678
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,678
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (1)
14		TYPE OF REPORTING PERSON (See Instructions) OO

(1) The percentage of ownership is less than 0.1%.

(2) Based on 123,891,580 shares of the Issuer’s common stock outstanding as of November 4, 2014, as reported in the Issuer’s 10-Q filed with the SEC on November 7, 2014.

Page 7 of 13 Pages

Amendment No. 12 to Schedule 13D

This Amendment No. 12 to Schedule 13D amends and supplements the statements on the previously filed Schedules 13D filed by Baker Bros. Advisors LP (the “Adviser”), Baker Bros. Advisors (GP) LLC (the “Adviser GP”), Julian C. Baker, Felix J. Baker and FBB2, LLC (“FBB2”). Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect.

The Adviser GP is the sole general partner of the Adviser. Pursuant to management agreements as amended, among the Adviser, Baker Brothers Life Sciences, L.P. (“Life Sciences”), 14159, L.P. (“14159”), and 667, L.P. (“667”, and together with Life Sciences and 14159, the “Funds”), and their respective general partners, the Adviser has complete and unlimited discretion and authority with respect to the Funds’ investments and voting power over investments.

ITEM 2.	Identity and Background.

(a) The Reporting Persons are:

1.	The Adviser
2.	The Adviser GP
3.	Felix J. Baker
4.	Julian C. Baker
5.	FBB2
6.	FBB3 LLC (“FBB3”)

(b) The business address of each of the Reporting Persons is:

c/o Baker Bros. Advisors LP

667 Madison Avenue, 21st Floor

New York, NY 10065

(212) 339-5690

(c) The Adviser is an entity engaged in investment activities, and the Adviser GP is in the business of acting as its general partner and, through the Adviser, investment activities. The principal business of each of Julian C. Baker and Felix J. Baker is to serve as a managing member of the Adviser GP. The principal business of FBB2 is to engage in investment activities. Julian C. Baker and Felix J. Baker are the sole managers of FBB2 and have voting and investment power over the securities of the Issuer held by FBB2. The principal business of FBB3 is to engage in investment activities. Julian C. Baker and Felix J. Baker are the sole managers of FBB3 and have voting and investment power over the securities of the Issuer held by FBB3.

(d) and (e) During the past five years, none of the Reporting Persons nor any of the Funds has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Adviser GP is a limited liability company organized under the laws of the State of Delaware. The Adviser is a limited partnership organized under the laws of the State of Delaware. FBB2 is a limited liability company organized under the laws of the state of Delaware. FBB3 is a limited liability company organized under the laws of the state of Delaware. The citizenship of each of Julian C. Baker and Felix J. Baker is the United States of America.

Page 8 of 13 Pages

Item 3. Source and Amount of Funds or Other Consideration.

The disclosure in Item 4 below is incorporated herein by reference.

Item 4. Purpose of the Transaction.

Item 4 of Schedule 13D is supplemented and amended, as the case may be, as follows:

On December 9, 2014 14159, L.P. made a pro rata distribution to its partners for no consideration in the amount of 399,208 shares of Issuer Common Stock, respectively.

Certain of the non-reporting person investors receiving a total of 12,678 shares of Common Stock in the distribution contributed their interests to FBB3 in exchange for membership interests of FBB3.

The Funds hold securities of the Issuer for investment purposes. The Reporting Persons or their affiliates may purchase additional securities or dispose of securities in varying amounts and at varying times depending upon the Reporting Persons’ continuing assessments of pertinent factors, including the availability of shares of common stock or other securities for purchase at particular price levels, the business prospects of the Issuer, other business investment opportunities, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the board of directors and management of the Issuer, the availability and nature of opportunities to dispose of shares in the Issuer and other plans and requirements of the particular entities. The Reporting Persons may discuss items of mutual interest with the Issuer, which could include items in subparagraphs (a) through (j) of Schedule 13D.

Depending upon their assessments of the above factors, the Reporting Persons or their affiliates may change their present intentions as stated above and they may assess whether to make suggestions to the management of the Issuer regarding financing, and whether to acquire additional securities of the Issuer, including shares of common stock (by means of open market purchases, privately negotiated purchases, exercise of some or all of the Stock Options (as defined below), or otherwise) or to dispose of some or all of the securities of the Issuer, including shares of common stock, under their control.

Except as otherwise disclosed herein, at the present time, the Reporting Persons do not have any plans or proposals with respect to any extraordinary corporate transaction involving the Issuer including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 12 are incorporated herein by reference. Set forth below is the aggregate number and percentage of shares of common stock directly held, as of the date hereof, by each of the following based upon 123,891,580 shares outstanding as of November 4, 2014, as reported in the Issuer’s 10-Q filed with the SEC on November 7, 2014. Such percentage figures were calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934 (the “Exchange Act”).

Page 9 of 13 Pages

Reporting Person	Number of Shares	Percentage of Class Outstanding

667, L.P.	3,868,576	3.1%

Baker Brothers Life Sciences, L.P.	21,092,766	17.0%

The Adviser GP, Felix J. Baker and Julian C. Baker as principals of the Adviser GP, and the Adviser may be deemed to be beneficial owners of securities of the Issuer directly held by the Funds, and may be deemed to have the power to vote or direct the vote of and the power to dispose or direct the disposition of such securities.

The Reporting Persons disclaim beneficial ownership of the securities held by each of the Funds, and this Amendment No. 12 shall not be deemed an admission that the Reporting Persons are the beneficial owners of such securities for purposes of Section 13(d) or for any other purpose.

Julian C. Baker and Felix J. Baker are also the sole managers of FBB2 and FBB3 and as such may be deemed to be beneficial owners of shares owned by FBB2 and FBB3 and may be deemed to have the power to vote or direct the vote and dispose or direct the disposition of those shares.

Felix J. Baker is a Director of the Issuer. In connection with his service on the Issuer’s Board, Felix J. Baker holds options to purchase common stock of the Issuer (“Stock Options”), Common stock and restricted stock units payable solely in common shares of the Issuer (“Restricted Stock”) as disclosed in previous amendments to this Schedule 13D.

Felix J. Baker serves on the Issuer’s Board as a representative of the Funds. The policy of the Funds and the Adviser does not permit employees of the Adviser to receive compensation for serving as a director of the Issuer. Therefore, Felix J. Baker has no pecuniary interest in the Stock Options, Common Stock or Restricted Stock. The Funds are instead entitled to the pecuniary interest in the Stock Options, Common Stock and Restricted Stock.

Baker Bros. Advisors LP has voting and investment power over the Stock Options, Restricted Stock and common stock underlying such Stock Options and Common Stock held by Felix Baker. The Adviser GP, and Felix J. Baker and Julian C. Baker as principals of the Adviser GP, may be deemed to have the power to vote or direct the vote of and the power to dispose or direct the disposition of the Stock Options, Common Stock and Restricted Stock of the Issuer and common stock underlying such Stock Options held by Felix J. Baker.

(c) The information set forth in Item 4 is hereby incorporated by reference into this Item

5. The following transactions in the Issuer’s Common Stock were effected by the Funds noted below during the twenty-eight days preceding the filing of this statement using working capital of the applicable purchasing Fund. The transactions in common stock effected the twenty-ninth to sixtieth days are disclosed on the previous Schedule 13D filed on November 12, 2014. All purchase transactions were effected in the open market directly with a broker-dealer , all other transactions were effected through a pro rata in-kind distribution to its partners for no consideration. Except as disclosed herein or in any previous amendments to this Amendment No. 12, none of the Reporting Persons or their affiliates has effected any other transactions in securities of the Issuer during the past 60 days.

Page 10 of 13 Pages

Name	Date	Number of Shares	Transaction	Price/ Share	Footnotes
Baker Brothers Life Sciences, L.P.	12/8/2014	24,890	Purchase	33.0552	1
Baker Brothers Life Sciences, L.P.	12/8/2014	38,614	Purchase	32.9998	2
Baker Brothers Life Sciences, L.P.	12/8/2014	216,284	Purchase	32.5649	3
Baker Brothers Life Sciences, L.P.	12/8/2014	185,528	Purchase	33.3126	4
Baker Brothers Life Sciences, L.P.	12/9/2014	42,500	Purchase	33.2827	5
Baker Brothers Life Sciences, L.P.	12/9/2014	80,430	Purchase	34.6437	6
Baker Brothers Life Sciences, L.P.	12/9/2014	5,500	Purchase	33.8978	7
14159, L.P.	12/9/2014	399,208	Distribution to Partners	-
Julian C. Baker	12/9/2014	30,507	Receipt of securities from above referenced distribution	-
Felix J. Baker	12/9/2014	30,507	Receipt of securities from above referenced distribution	-
FBB3 LLC	12/9/2014	12,678	Contribution to FBB3 LLC by certain limited partners receiving the above referenced distribution	-
Baker Brothers Life Sciences, L.P.	12/10/2014	185,378	Purchase	34.3349	8
Baker Brothers Life Sciences, L.P.	12/10/2014	14,772	Purchase	34.5325	9
Baker Brothers Life Sciences, L.P.	12/10/2014	354,000	Purchase	34.2702	10
Baker Brothers Life Sciences, L.P.	12/10/2014	100,000	Purchase	34.9500	11

(1) The reported price is a weighted average price. These shares were traded in multiple transactions at a prices ranging from $33.04 to $33.11. The Reporting Persons undertake to provide the staff of the Securities and Exchange Commission (the “Staff”), upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

 (2) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $32.81 to $33.50. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

 (3) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $32.22 to $33.21. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

 (4) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $33.22 to $33.51. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

 (5) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $33.01 to $33.86. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

 (6) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $34.17 to $34.70. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

Page 11 of 13 Pages

 (7) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $33.85 to $33.95. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

 (8) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $33.90 to $34.57. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

 (9) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $34.00 to $34.60. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

 (10) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $33.88 to $34.55. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

 (11) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $34.95 to $34.95.The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(d) Certain securities of the Issuer are held directly by 667, a limited partnership the sole general partner of which is Baker Biotech Capital, L.P., a limited partnership the sole general partner of which is Baker Biotech Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Biotech Capital (GP), LLC.

Certain securities of the Issuer are held directly by Life Sciences, a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital, L.P., a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Brothers Life Sciences Capital (GP), LLC.

(e) Not applicable.

Page 12 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 11, 2014

BAKER BROS. ADVISORS LP

By: Baker Bros. Advisors (GP) LLC, its general partner

	By:	/s/ Scott L. Lessing
Name: Scott L. Lessing
Title: President

BAKER BROS. ADVISORS (GP) LLC
	By:	/s/ Scott L. Lessing
Name: Scott L. Lessing
Title: President

/s/ Julian C. Baker
Julian C. Baker

/s/ Felix J. Baker
Felix J. Baker

FBB2, LLC
By:	/s/ Julian C. Baker
Name: Julian C. Baker
Title: Manager

FBB3 LLC
By:	/s/ Julian C. Baker
Name: Julian C. Baker
Title: Manager

Page 13 of 13 Pages